Exhibit 99.1 Explanatory Note

This Form 6-K/A amends the announcement furnished on Form 6-K by Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) on 13 November 2020 regarding a resolution made by the board of directors of Shinhan Financial Group to execute a comprehensive stock exchange (the “Stock Exchange”).

The amendment is to correct 4. Basis for Calculating Exchange Ratio – (2), 8. Schedule for the Stock Exchange and 16. Other Investment Considerations – (2), (3), (5) – 2) and confirm that the Stock Exchange will follow small-scale stock exchange procedures because shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares did not submit their dissent to the Stock Exchange during the period for the submission of notice of dissent to the Stock Exchange (November 25, 2020 to December 2, 2020). All other information in the announcement dated 13 November, 2020 remains unchanged.

Before Amendment	After Amendment

4. Basis for Calculating Exchange Ratio

(2) Exchange price of applicable common shares of Neoplux that will become a wholly-owned subsidiary

As Neoplux is a “unlisted corporation,” the exchange price of its applicable shares was determined based on the intrinsic value, which is a volume weighted average of the asset value and the earning value at the ratio of 1:1.5 in accordance with Article 165-4 of the FSCMA, and Articles 175-5 and 175-6 of the Enforcement Decree of the FSCMA, Article 5-13 of the Regulation on Issuance, Disclosure, etc. of Securities (the “Regulations”) and Articles 4 through 8 of the Enforcement Rules of the Regulations.

- Asset value: KRW 2,341

- Earning value: KRW 3,242

- Intrinsic value (volume weighted average): KRW 2,881

- Exchange price: KRW 2,881

4. Basis for Calculating Exchange Ratio

(2) Exchange price of applicable common shares of Neoplux that will become a wholly-owned subsidiary

As Neoplux is a “unlisted corporation,” the exchange price of its applicable shares was determined based on the intrinsic value, which is a volume weighted average of the asset value and the earning value at the ratio of 1:1.5 in accordance with Article 165-4 of the FSCMA, and Articles 175-5 and 175-6 of the Enforcement Decree of the FSCMA, Article 5-13 of the Regulation on Issuance, Disclosure, etc. of Securities (the “Regulations”) and Articles 4 through 8 of the Enforcement Rules of the Regulations.

- Asset value: KRW 2,399

- Earning value: KRW 3,203

- Intrinsic value (volume weighted average): [No change]

- Exchange price: [No change]

8. Schedule for the Stock Exchange Date of the Stock Exchange (“Stock Exchange Date”): December 29, 2020	8. Schedule for the Stock Exchange Date of the Stock Exchange (“Stock Exchange Date”): December 30, 2020 ※ All other schedules remain unchanged

16. Other Investment Consideration

(2) Shinhan Financial Group will newly issue registered common shares of Shinhan Financial Group in accordance with the exchange ratio set forth in “3. Exchange Ratio” with respect to registered common shares issued by Neoplux that are owned by shareholders appearing in Neoplux’s shareholder register as of the Stock Exchange Date (scheduled at 00:00 a.m., December 29, 2020), excluding Shinhan Financial Group, but including treasury shares of Neoplux and the shares acquired by Neoplux due to the exercise of appraisal rights by Neoplux shareholders dissenting to the Stock Exchange. The shares issued by Neoplux that are owned by Shinhan Financial Group as of the Stock Exchange Date will not be included in the Stock Exchange, and therefore, Shinhan Financial Group will not newly issue registered common shares of Shinhan Financial Group with respect to such shares. The aggregate number of registered common shares of Shinhan Financial Group to be newly issued to Neoplux shareholders in the Stock Exchange will be 72,719 shares.

16. Other Investment Consideration

(2) Shinhan Financial Group will newly issue registered common shares of Shinhan Financial Group in accordance with the exchange ratio set forth in “3. Exchange Ratio” with respect to registered common shares issued by Neoplux that are owned by shareholders appearing in Neoplux’s shareholder register as of the Stock Exchange Date (scheduled at 00:00 a.m., December 30, 2020), excluding Shinhan Financial Group, but including treasury shares of Neoplux and the shares acquired by Neoplux due to the exercise of appraisal rights by Neoplux shareholders dissenting to the Stock Exchange. The shares issued by Neoplux that are owned by Shinhan Financial Group as of the Stock Exchange Date will not be included in the Stock Exchange, and therefore, Shinhan Financial Group will not newly issue registered common shares of Shinhan Financial Group with respect to such shares. The aggregate number of registered common shares of Shinhan Financial Group to be newly issued to Neoplux shareholders in the Stock Exchange will be 72,719 shares.

Before Amendment	After Amendment

16. Other Investment Consideration

(3) The Stock Exchange will proceed in accordance with Article 62-2 of the Financial Holding Company Act which allows for shorter periods than are otherwise required under the KCC. For example, paragraph (2) of Article 62-2 of the Financial Holding Company Act allows a 7-day period for the notice of the small-scale Stock Exchange to be given from the date of the Stock Exchange Agreement and a dissent filing period of seven days starting from the date of the notice of the small-scale Stock Exchange. However, as a New York Stock Exchange-listed company, Shinhan Financial Group requires a 10-day prior notice period for a record date, and therefore will issue a public announcement on November 13, 2020 with a record date of November 24, 2020. Pursuant to the special rules for Stock Exchanges under the Financial Holding Company Act, the dissent filing period for the stock is for seven days, beginning on November 25, 2020 and ending on December 2, 2020. If, within such period, shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares provide notice, in writing, of their dissent to the Stock Exchange, the Stock Exchange may not proceed as a small-scale Stock Exchange. For additional details, please refer to the Korean securities registration statement and prospectus relating to the Stock Exchange to be submitted by Shinhan Financial Group via the Korea Data Analysis, Retrieval and Transfer System.

16. Other Investment Consideration

(3) The Stock Exchange will proceed in accordance with Article 62-2 of the Financial Holding Company Act which allows for shorter periods than are otherwise required under the KCC. For example, paragraph (2) of Article 62-2 of the Financial Holding Company Act allows a 7-day period for the notice of the small-scale Stock Exchange to be given from the date of the Stock Exchange Agreement and a dissent filing period of seven days starting from the date of the notice of the small-scale Stock Exchange. However, as a New York Stock Exchange-listed company, Shinhan Financial Group requires a 10-day prior notice period for a record date, and therefore will issue a public announcement on November 13, 2020 with a record date of November 24, 2020. Pursuant to the special rules for Stock Exchanges under the Financial Holding Company Act, the dissent filing period for the stock is for seven days, beginning on November 25, 2020 and ending on December 2, 2020. If, within such period, shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares provide notice, in writing, of their dissent to the Stock Exchange, the Stock Exchange may not proceed as a small-scale Stock Exchange. However, as such 20% or more dissent has not been submitted during the submission period, the Stock Exchange will follow small-scale stock exchange procedures. For additional details, please refer to the Korean securities registration statement submitted November 24, 2020 and prospectus to be submitted by Shinhan Financial Group in relation to the Stock Exchange via the Korea Data Analysis, Retrieval and Transfer System.

16. Other Investment Consideration

(5) Until the Stock Exchange Date, the Stock Exchange Agreement may be amended or terminated upon the occurrence of any of the following events:

1) [No change]

2) Shinhan Financial Group and Neoplux may amend or terminate the Stock Exchange Agreement, in writing, upon the occurrence of any of the following events until the Stock Exchange Date after the execution date of the Stock Exchange Agreement:

a. If shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares provide notice, in writing, of their dissent to the Stock Exchange pursuant to paragraph (5) of Article 360-10 of the KCC and paragraph (2) of Article 62-2 of the Financial Holding Companies Act;

16. Other Investment Consideration

(5) Until the Stock Exchange Date, the Stock Exchange Agreement may be amended or terminated upon the occurrence of any of the following events:

1) [No change]

2) Shinhan Financial Group and Neoplux may amend or terminate the Stock Exchange Agreement, in writing, upon the occurrence of any of the following events until the Stock Exchange Date after the execution date of the Stock Exchange Agreement:

a. If shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares provide notice, in writing, of their dissent to the Stock Exchange pursuant to paragraph (5) of Article 360-10 of the KCC and paragraph (2) of Article 62-2 of the Financial Holding Companies Act;

However, as such 20% or more dissent has not been submitted during the submission period, the Stock Exchange will follow small-scale stock exchange procedures and the above condition (i) for termination or amendment of the Stock Exchange Agreement is not applicable.

Note) Amendments are indicated in italic and underlined in this announcement.